08027633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leerink Swann LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street 37th Floor
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul DeFronzo 617 918 4537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street Boston, MA 02116
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul DeFronzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Swann LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

PAULA GRACE PROVENZANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Leerink Swann LLC
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Leerink Swann LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Leerink Swann LLC

We have audited the accompanying statement of financial condition of Leerink Swann LLC (The Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above present fairly, in all material respects, the financial position of Leerink Swann LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG LLP

February 27, 2008

Leerink Swann LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$51,960,272
Deposit with clearing organization	250,158
Receivable from clearing organization	772,428
Receivable from customers	13,239,030
Marketable securities, at market value	3,906,321
Not readily marketable securities, at estimated fair value	4,439,099
Derivative instruments, at fair value	5,653,777
Due from Trust	1,350,478
Advances to employees	627,110
Notes receivable from employees, net of reserve of $752,002	1,769,561
Prepaid expenses	911,866
Furniture, equipment, and leasehold improvements, net	3,144,997
Goodwill	623,026
Total assets	$88,648,123

Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 9,930,907
Accrued compensation, employee benefits and payroll taxes	9,430,024
Accounts payable and accrued expenses	6,765,439
Deferred rent	733,949
Note payable	138,000
Payable to clearing organization	59,562
	27,057,881
Commitments and contingencies	–
Member's equity	61,590,242
Total liabilities and member's equity	$88,648,123

The accompanying notes are integral part of this statement of financial condition.

1. Organization and Nature of Business

Leerink Swann LLC (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Leerink Swann Holdings LLC (Holdings), which was formed September 7, 2007.

The Company, formerly known as Leerink Swann & Co., was a wholly-owned subsidiary of Leerink Swann Massachusetts Business Trust (Trust) until the formation of Holdings, at which time, Trust contributed (at book value) its interest in the Company for a majority stake in Holdings. The remaining ownership of Holdings is held by outside investors.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through an unrelated third party clearing firm, which is also a registered broker/dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

2. Significant Accounting Policies (continued)

Securities

Marketable securities are carried at market value based upon quoted market prices. At December 31, 2007, all marketable securities owned were equity securities. Not readily marketable securities are recorded at fair value as determined by management based upon information provided by third parties familiar with such financial instruments.

Derivative Instruments

The Company records all derivatives at fair value. The fair value of warrants to purchase stock of public companies is determined using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company has discounted the estimated value of the warrants calculated using Black-Scholes based on considerations for liquidity, SEC registration, volatility and lack of substantial operating histories of these companies. As of December 31, 2007, derivatives consisted primarily of warrants from one public company.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and will be forgiven at some future date. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes and advances are amortized over time and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully amortized.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is not amortized but is reviewed on an annual basis for impairment. The effect of any impairment is recorded in the period that it is determined to be impaired. For the year ended December 31, 2007, it has been determined that there was no impairment of goodwill.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis, net of capital commitments. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Corporate Finance Fees

Corporate finance fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Corporate finance fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Corporate Consulting Fees

Revenues for corporate consulting fees are recorded as earned over the life of the contract.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the "prospective transition" alternative method outlined in Statement of Financial Accounting Standards (SFAS) 123(R), *Accounting for Stock-Based Compensation*. Under the "prospective transition" method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted under the provisions of this statement.

2. Significant Accounting Policies (continued)

Deferred Rent

The difference between cash paid and rent expense is recorded as deferred rent. Lease incentives are deferred and amortized as a reduction to rent expense over the term of the lease, on a straight-line basis.

Securities Sold, Not Yet Purchased, at Market Value

Securities sold, but not yet purchased, that is, sold short, are recorded as liabilities in the statement of financial condition at market value and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a futures date at the then-current market price. The Company's investments in securities and amounts due from brokers are partially restricted until the Company satisfies the obligation to deliver securities sold, but not yet purchased.

Income Taxes

The Company converted from a C Corporation to a limited liability company on September 7, 2007. Accordingly, the Company is a partnership for federal income tax purposes, and as such, is not subject to federal income tax. All income tax consequences resulting from the operations of the Company are reported on the partner's income tax return. Prior to September 7, 2007, the Company was an S Corporation for federal income tax purposes, but for state income tax purposes, the Company was organized as a Massachusetts business trust, and was subject to tax on the Trust and the Company's Massachusetts taxable income. The Company was charged or credited through intercompany accounts for its proportionate share of Massachusetts state income taxes.

Recent Accounting Pronouncements

In July 2006, to improve comparability in the reporting of income tax assets and liabilities in the absence of guidance in existing income tax accounting standards, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* Generally, this Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition in accordance with existing income tax accounting standards, and prescribes certain thresholds and attributes for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Interpretation was adopted effective January 1, 2007, and it did not have a material impact on the Company's financial condition.

2. Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (FAS 157), which is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the potential impact of this statement on the financial condition of the Company.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, (FAS 159), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not intend to elect to adopt the provisions of this statement.

3. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading and investment securities at market values, as follows:

	Owned	**Sold, Not Yet Purchased**
Equities	$1,126,573	$9,930,907
Mutual funds	2,779,748	–
Market value at December 31, 2007	$3,906,321	$9,930,907

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

3. Securities Owned and Sold, Not Yet Purchased (continued)

At December 31, 2007, these securities carried at estimated fair values consisted of the following:

Equities	$ 1,238,489
Hedge funds	3,200,610
Estimated fair value at December 31, 2007	$ 4,439,099

4. Furniture, Equipment and Leasehold Improvements

At December 31, 2007, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 684,834
Equipment	2,613,952
Leasehold improvements	3,778,667
	7,077,453
Less: Accumulated depreciation and amortization	(3,932,456)
	$ 3,144,997

5. Note Payable

The Company entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party served as a trustee of the Trust and a director of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012 and the note bears interest at a rate of 7 percent.

6. Subordinated Borrowings

On December 27, 2007, the Company allowed the $5,000,000 revolving subordinated debt agreement with a major financial institution to lapse without drawing down on the loan. The Company is in the process of renewing this facility.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Distributions to Stockholder

The Company may make annual distributions to the stockholder based on the previous year's taxable income. During 2007, the Company made a distribution of $51,833 based on the Company's 2006 taxable income.

8. Stock-Based Compensation Plans

Employees of the Company participate in the Incentive Stock Option Plan that is offered by the Trust, under which options have been granted to employees of the Company to purchase units of the Trust at prices determined by the Trust's Trustees. Upon exercise of the options, employees receive units of the Trust in lieu of units in the Company. Options generally vest over a five-year period and expire ten years from the date of grant, with the majority of the options expiring in the year 2011.

For stock option awards issued after December 31, 2005, the Company has elected to use the Black-Scholes model to determine the weighted average fair value of the stock option award. In addition, SFAS 123(R) requires companies to utilize an estimated forfeiture rate. As a result, the Company has applied an estimated forfeiture rate of 5% in fiscal 2007.

The assumptions used in connection with the option-pricing model were as follows for 2007:

Dividend Yield	0.76%
Expected Volatility	76.90%
Risk-free interest rate	5.00%
Expected option lives (in years)	4.08

In 2007, the Company received $1,380 from employees for options exercised.

8. Stock-Based Compensation Plans (continued)

The following table summarizes the status of the Company's stock option plan as of December 31, 2007:

	Units	Weighted-Average Exercise Price
Outstanding at December 31, 2006	1,225,709	$1.94
Granted	2,000	6.06
Exercised	(1,000)	1.38
Forfeited	–	–
Outstanding at December 31, 2007	1,226,709	$1.96
Options vested at December 31, 2007	1,072,496	

The range of exercise prices for options outstanding at December 31, 2007 is $1.35 – $6.06. The fair value for options granted during 2007 was $4.61 per share.

During 2003, the Trust adopted the 2003 Restricted Share Plan, under which stock awards are granted to employees of the Company at no cost to the employee. Upon vesting, employees receive units of the Trust in lieu of units in the Company. Awards vest over a three-year period. Since adoption of the plan, 3,467,280 units have been awarded to employees, of which, the equivalent of 1,434,983 units have vested and 550,764 units have been forfeited. The fair value of the restricted stock awards, from June 2003 through December 20, 2006, was derived using a comparable analysis model. The fair value of the restricted stock awards granted during 2007 was $6.06 per share as determined by an analysis prepared by a third party in accordance with SFAS 123(R).

8. Stock-Based Compensation Plans (continued)

Restricted stock awards and related activity consisted of the following for the year ended December 31, 2007:

	Units	Weighted-Average Fair Value at Grant Date
Outstanding at December 31, 2006	740,381	$4.35
Granted	1,266,659	6.03
Vested	(325,878)	4.16
Settlement	(33,110)	5.36
Forfeited	(118,876)	5.67
Outstanding at December 31, 2007	1,529,176	$5.36

9. Profit Sharing and Retirement Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. This plan allows employees to reduce their salary under Internal Revenue Code section 401(k).

10. Deferred Compensation Plan

Effective December 31, 2005, the Company implemented a deferred compensation plan. This is a non-qualified plan under Internal Revenue Code section 401(k). This plan requires employee that exceed certain compensation levels to defer a portion of their compensation into the plan. The value of assets contributed to the Plan by the Company was $4,262,693 as of December 31, 2007. These assets are included in both marketable and not readily marketable securities in the statement of financial condition.

11. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The majority of the Company's income is derived through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

12. Commitments and Contingencies

The Company leases office facilities and equipment under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2008	$3,464,219
2009	3,230,935
2010	2,221,442
2011	528,008
Thereafter	–
	$9,444,604

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

13. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $28,691,211, which was $27,691,211 in excess of the amount required to be maintained at that date. Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

14. Income Taxes

Effective September 7, 2007, the Company converted to a limited liability company, therefore is considered a partnership, or a disregarded entity, for both Federal and state income tax purposes. Income taxes associated with the Company's operations are reflected in the tax returns of the owners of Holdings. Accordingly, the net deferred tax liability of $1,477,000 has been reduced to zero by virtue of the fact that the statutory tax rate of the Company is now zero, even though differences in book and tax bases of certain assets and liabilities exist at December 31, 2007.

END